Exhibit 12.1

The following tables set forth our ratio of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends.

Computation of Ratio of Earnings to Fixed Charges
(in millions of US dollars except for ratios)	Three Months Ended		Fiscal Year Ended
	4/4/2015		1/3/2015	12/28/2013	12/29/2012	12/31/2011	1/1/2011
Earnings (losses):
Net income (loss) before taxes	(10.6)		(45.0)	23.8	57.3	41.0	78.4
Add: Combined fixed charges	30.1		46.6	59.2	62.5	65.9	43.9
Less: Net income-noncontrolling interests	1.3		5.6	5.0	4.5	3.6	5.1

Earnings before fixed charges	18.2		(4.0)	78.0	115.3	103.3	117.2

Fixed Charges:
Interest and amortization expense	27.7		39.8	52.1	54.6	57.3	37.1
Estimated interest component of rent	2.4		6.8	7.1	7.9	8.6	6.8

Combined fixed charges	30.1		46.6	59.2	62.5	65.9	43.9
Deficiency of earnings available to cover fixed charges	11.9		50.6	—	—	—	—

Ratio of earnings to fixed charges	—	(1)	— (2)	1.3	1.8	1.6	2.7

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(in millions of US dollars except for ratios)	Three Months Ended		Fiscal Year Ended
	4/4/2015		1/3/2015	12/28/2013	12/29/2012	12/31/2011	1/1/2011
Earnings (losses):
Net income (loss) before taxes	(10.6)		(45.0)	23.8	57.3	41.0	78.4
Add: Combined fixed charges	30.1		46.6	59.2	62.5	65.9	43.9
Add: Preferred Share Dividends	3.5		0.8	0.0	0.0	0.0	0.0
Less: Net income-noncontrolling interests	1.3		5.6	5.0	4.5	3.6	5.1

Earnings before fixed charges and preferred share dividends	21.7		(3.2)	78.0	115.3	103.3	117.2

Fixed Charges:
Interest and amortization expense	27.7		39.8	52.1	54.6	57.3	37.1
Estimated interest component of rent	2.4		6.8	7.1	7.9	8.6	6.8

Combined fixed charges	30.1		46.6	59.2	62.5	65.9	43.9
Preferred Share Dividends	3.5		0.8	0.0	0.0	0.0	0.0

Combined Fixed Charges and Preferred Share Dividends	33.6		47.4	59.2	62.5	65.9	43.9
Deficiency of earnings available to cover fixed charges and Preferred Share Dividends	11.9		50.6	—	—	—	—

Ratio of earnings to combined fixed charges and preferred share dividends	—	(3)	— (4)	1.3	1.8	1.6	2.7

[1]	The ratio of earnings to fixed charges was less than 1:1 for the three months ended April 4, 2015. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $11.9 million in pre-tax earnings in the three months ended April 4, 2015.
[2]	The ratio of earnings to fixed charges was less than 1:1 for the fiscal year ended January 3, 2015. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $50.6 million in pre-tax earnings in the fiscal year ended January 3, 2015.
[3]	The ratio of earnings to combined fixed charges and preferred share dividends was less than 1:1 for the three months ended April 4, 2015. In order to achieve a ratio of earnings to combined fixed charges and preferred share dividends of 1:1, we would have had to generate an additional $11.9 million in pre-tax earnings in the three months ended April 4, 2015.
[4]	The ratio of earnings to combined fixed charges and preferred share dividends was less than 1:1 for the fiscal year ended January 3, 2015. In order to achieve a ratio of earnings to combined fixed charges and preferred share dividends of 1:1, we would have had to generate an additional $50.6 million in pre-tax earnings in the fiscal year ended January 3, 2015.